Exhibit (h.4)
The Payden & Rygel Investment Group
333 South Grand Avenue, 32nd Floor
Los Angeles, California 90071
June 18, 2008
Treasury Plus, Inc.
320 North Central Avenue
Suite 620
Phoenix, Arizona 95012
Ladies and Gentlemen:
     Effective June 18, 2008, the first sentence of the first paragraph of Section 2, “Fees; Expenses; Expense Reimbursement,” of the Management And Administration Agreement by and between The Payden & Rygel Investment Group and Treasury Plus, Inc., dated as of January 1, 1996, as amended (the “Agreement”), is deleted in its entirety and the following is substituted in its place:
“In consideration of services rendered and expenses assumed pursuant to this Agreement, each of the Funds will pay Administrator on the first business day of each month, or at such time(s) as Administrator shall request and the parties hereto shall agree, a fee computed daily and paid as specified below equal to the lesser of (a) the annual rate of 0.15% of the average daily net assets of each Fund, or (b) such other fee as may from time to time be agreed upon in writing by the Trust Administrator.”
     Please sign this letter below to confirm your agreement to the amendment to Section 2 of the Agreement.
Very truly yours,
/s/ Edward S. Garlock
Edward S. Garlock
Secretary

Treasury Plus, Inc.
June 18, 2008

AGREED:
Treasury Plus, Inc.

By:	/s/ Edward S. Garlock Edward S. Garlock, Secretary